News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 25, 2024

B.C. Government Renews Seabridge Gold's License of Occupation for
an Additional 20 Years for its KSM Project's Mitchell Treaty Tunnels

Toronto, Canada … Seabridge Gold announced today that B.C. government renewed the License of Occupation ("LoO") for the Mitchell Treaty Tunnels ("MTT") at Seabridge's KSM Project until September 27, 2044.

The LoO provides Seabridge's wholly owned subsidiary, KSM Mining ULC ("KSMCo"), with the right to occupy the area in which it intends to construct the MTT. The MTT are the two 23 km long parallel tunnels planned to connect the east and west sides of the KSM Project Mine Site. Approximately 12.5 km of the MTT route passes through 11 mineral claims owned by a joint venture consisting of Tudor Gold Corp. ("Tudor"), Teuton Resources Corp. and American Creek Resources Ltd. (the "Treaty Project Claim Holders") of which Tudor is the operator. The original LoO was scheduled to expire on September 27, 2024.

This new LoO replaces the original LoO for the MTT granted in 2014. The wording in the original LoO which provided that KSMCo's rights under the LoO were "subject to the prior rights" of the holder of the 11 mineral claims owned by the Treaty Project Claim Holders has been removed from the newly issued LoO because it served no purpose.  The LoO grants KSMCo no interest in the minerals within the LoO. The "prior rights" of the Treaty Project Claim Holders to the area of the LoO that traverses the 11 mineral claims of the Treaty Project Claim Holders are subject to a conditional mineral reserve (the "Mineral Reserve") established in 2012. The Mineral Reserve expressly limits the rights of the Treaty Project Claim Holders such that they may not "obstruct, endanger or interfere with, or allow any other person to obstruct, endanger or interfere with, the construction, operation or maintenance of" the MTT.  The new LoO makes it clearer that KSMCo's use of the area of the LoO for the MTT takes priority over any use Tudor proposes to make of that area.

Seabridge Chairman and CEO Rudi Fronk commented that, "We wish to acknowledge the significant support our KSM project has received from the B.C. Government not only for this License of Occupation but also for the Substantially Started designation granted in July. We are pleased the renewed LoO provides greater clarity on the priority rights of KSMCo's MTT across the Treaty Creek Project. Furthermore, the renewal is for a 20-year term whereas the previous LoO was for 10 years. Seabridge continues to invite Tudor to enter into discussions with us on how we may be able to accommodate the progression of the Treaty Creek project while constructing and operating our MTT."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com

In addition to the LoO, KSMCo holds two additional permits associated with the MTT including a Mines Act permit M-245 which currently authorizes KSMCo to conduct various activities, including the following:

  Construction of the MTT portals at each of the Mine Site (west side), the Tailing Management Facility (the east side) and the Treaty Saddle area, including MTT construction up to and including the first tunnel crosscut (approximately 100 meters into the MTT from each portal).
  Construction of both temporary and long-term surface infrastructure at the Treaty Saddle area on Treaty Creek Project mineral claims.

The Treaty Saddle area is within the Treaty Claim Holders' claims but is also within the area of the LoO. Therefore, KSMCo presently holds the right to occupy the Treaty Saddle area to construct and operate the portals and first 100 m of the MTT, as well as surface infrastructure, on the Treaty Claim Holders' claims. In April 2024, KSM Co initiated the permit amendment process with the British Columbia Ministry of Energy, Mines and Low Carbon Innovation ("EMLI") for approval to construct the full length of the MTT.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com